# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IPG Photonics Corporation, CIK 0001111928
CUSIP: 44980X109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 377 Simarano Drive, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 02/18/2026
Amends the filing with accession number 0001508155-25-000006
Filed by CIK 0001508155
Persons authorized to receive notices and communications: Chip Martin, President, c/o IQ EQ Trust Company, U.S., LLC, 3 Executive Park Drive, Suite 302, Bedford, New Hampshire (NH), 03110, 603-219-0264

## Reporting persons
- Valentin Gapontsev Trust I (CIK 0001508155): type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); source of funds: other (OO); sole voting power 6,670,283; shared voting power 0; sole dispositive power 6,670,283; shared dispositive power 0; aggregate amount beneficially owned 6,670,283 (15.7% of the class)
- Lopresti Angelo P (CIK 0001378548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 63,705; shared voting power 8,032,281; sole dispositive power 63,705; shared dispositive power 8,032,281; aggregate amount beneficially owned 8,095,986 (19.1% of the class)
- IQ EQ Trust Company, U.S., LLC: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); source of funds: other (OO); sole voting power 296,638; shared voting power 8,032,281; sole dispositive power 296,638; shared dispositive power 8,032,281; aggregate amount beneficially owned 8,328,919 (19.6% of the class)
- Shcherbakov Eugene A (CIK 0001378544): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 6,545,429; shared voting power 8,032,281; sole dispositive power 6,545,429; shared dispositive power 8,032,281; aggregate amount beneficially owned 14,577,710 (34.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: IPG Photonics Corporation
Address of issuer's principal executive offices: 377 Simarano Drive, Marlborough, Massachusetts (MA), 01752
Comment:
Explanatory Note

This Amendment No. 7 ("Amendment No. 7") to Schedule 13D amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons on December 21, 2010, as amended on January 24, 2011, May 23, 2011, December 17, 2012, November 1, 2021, January 2, 2024 and February 20, 2025 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used but not defined herein have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The percentages reported herein are based on 42,443,616 shares of Common Stock outstanding as of May 4, 2026, as reported in the Issuer's Form 10-Q filed on May 5, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is amended and supplemented as follows:

The transactions in the Common Stock during the 60 days prior to the date of the event that requires filing of this statement through the date hereof are set forth in Exhibit 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in Securities

## Signatures
- Valentin Gapontsev Trust I: /s/ Angelo P. Lopresti, /s/ Eugene Scherbakov, /s/ Christopher C. Martin, Angelo P. Lopresti, Trustee, Eugene Scherbakov, Trustee, and Christopher C. Martin, President of IQ EQ Trust Company, U.S., LLC (07/28/2026)
- Lopresti Angelo P: /s/ Angelo P. Lopresti, Angelo P. Lopresti (07/28/2026)
- IQ EQ Trust Company, U.S., LLC: /s/ Christopher C. Martin, Christopher C. Martin, President (07/28/2026)
- Shcherbakov Eugene A: /s/ Eugene Scherbakov, Eugene Scherbakov (07/28/2026)